Sangui Biotech International, Inc.

PO Box 832

352 S 200 W #3

Farmington, Utah 84025

 c/o SanguiBioTech GmbH

Alfred-Herrhausen-Str.44

58455 Witten

August 6, 2015

Jeffrey P. Riedler

Preston Brewer

Dan Greenspan

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sangui Biotech International, Inc.

Registration Statement on Form S-1

Filed June 25, 2015

File No. 333-205223

Acceleration Request

Requested Date: August 7, 2015 - 12:00 PM (Noon) Eastern Daylight Time

Messrs. Riedler, Brewer and Greenspan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sangui Biotech International, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-205223) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1(the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

SANGUI BIOTECH INTERNATIONAL, INC.

/s/ Thomas Striepe

_______________________________

By:    Thomas Striepe

Title:  Chief Executive Officer